EXHIBIT (12)


                          NORTHWEST NATURAL GAS COMPANY
                Computation of Ratio of Earnings to Fixed Charges
                         January 1, 1998 - June 30, 2003
             (Thousands, except ratio of earnings to fixed charges)
                                   (Unaudited)

                                                                                                 12 Months     Six Months
                                                  Year Ended December 31,                          Ended          Ended
                                ----------------------------------------------------------        June 30,      June 30,
                                  1998        1999          2000       2001         2002            2003          2003*
                                ----------------------------------------------------------       -----------------------
Fixed Charges, as Defined:
   Interest on Long-Term Debt   $ 27,389    $ 27,728      $ 29,987   $ 30,224     $ 32,264       $ 33,730       $ 17,187
   Other Interest                  4,909       2,778         3,628      3,772        1,620          1,625            870
   Amortization of Debt
      Discount and Expense           714         699           735        768          799            759            373
   Interest Portion of
      Rentals                      1,986       1,707         1,628      1,572        1,578          1,652            828
                                --------    --------     ---------   --------     --------       --------       --------
   Total Fixed Charges, as
      defined                   $ 34,998      32,912        35,978     36,336       36,261         37,766       $ 19,258
                                ========    ========     =========   ========     ========       ========       ========

Earnings, as Defined:
   Net Income                   $ 27,301    $ 45,296     $  50,224   $ 50,187     $ 43,792       $ 43,203       $ 30,866
   Taxes on Income                14,604      24,591        26,829     27,553       23,444         22,566         16,890
   Fixed Charges, as above        34,998      32,912        35,978     36,336       36,261         37,766         19,258
                                --------    --------     ---------   --------     --------       --------       --------

   Total Earnings, as defined   $ 76,903    $102,799     $ 113,031   $114,076     $103,497       $103,535       $ 67,014
                                ========    ========     =========   ========     ========       ========       ========

Ratio of Earnings to Fixed
 Charges                            2.20        3.12          3.14       3.14         2.85           2.74           3.48
                                ========    ========     =========   ========     ========       ========       ========


* A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.